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SECU

18008750

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multivista Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julia Park, CEO 646-7702095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Osward, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julia Park, CEO, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multivista Securities LLC ______________________________, as of June 30 ____________________, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Julia Park, CEO

Title

Notary Public

BIYUN CAO
Notary Public - State of New York
02CA6335886
Qualified in New York
My Comm. Expires January 19, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Multivista Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Multivista Securities LLC as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Multivista Securities LLC as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Multivista Securities LLC's management. Our responsibility is to express an opinion on Multivista Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multivista Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Multivista Securities LLC's financial statements. The supplemental information is the responsibility of Multivista Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Multivista Securities LLC's auditor since 2018.

Bethlehem, PA

August 28, 2018

MULTIVISTA SECURITIES LLC
BALANCE SHEET
June 30, 2018

ASSETS

Cash and cash equivalents	$	44,582
Related Party Receivable		300
Prepaid Expense		2,500
Total Assets	$	47,382

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	14,600
Total Liabilities		14,600
Contingencies		
Total Member's Equity		32,782
Total Liabilities and Member's Equity	$	47,382

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2018

Revenues:	
Placement Fees	$ 135,000
Other Income	284
Total Revenue	135,284
Expenses:	
Consulting Fee	30,000
DE Entity Franchise Taxes	300
NYS - Tax	75
Office expenses	12,813
Professional Fees	8,870
Referral Expense - Employee Commission	108,000
Regulatory Fee	1,825
Rent Expense	27,000
SIPC	210
Travel Expense	3,284
Total Expenses	192,377
Net Loss	$ (57,093)

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash Flows (Used) by Operating Activities:		
Net Loss	$	(57,093)
Adjustment to reconcile net loss to net cash (used) by operating activities:		
Decrease in account receivable		10,000
Increase in related party receivable		(300)
Increase in accounts payable and accrued expenses		3,078
Net Cash (Used) by Operating Activities		(44,315)
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		
Member Capital Contributions		50,000
Net Increase In Cash		5,685
Cash, July 1, 2017		38,897
Cash, June 30, 2018	$	44,582

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

		Member's Equity
Balance, July 1, 2017	$	46,375
Prior Period Adjustment		(6,500)
Capital Contribution		50,000
Net Loss		(57,093)
Balance, June 30, 2018	$	32,782

See Independent Accountants' Report and Accompanying Notes

MULTIVISTA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Multivista Securities LLC (the "Company") is a Delaware Limited Liability Company organized on December 18, 2014. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted June 30 as its fiscal year end.

The Company is engaged in a single line of business as a securities broker-dealer dealing with private placements.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The Company earns revenue from commissions for placement activities and referral fees.

Use of Estimates

The financial statements are presented in accordance with generally accepted Accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at June 30, 2018, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2018 the Company had net capital of $29,982 which was $24,982 in excess of the amount required.

4. RENT

The Company subleases office space at 575 Madison Avenue, 23rd Floor, New York, NY from Midland Oak Capital LLC (dba Advantage America EB-5 Group), an affiliated company, at the rate of $2,250 a month. The lease is an annual lease subject to renewal.

5. INCOME TAXES

Multivista Securities LLC is a disregarded entity for tax purposes. As a result, no provision for federal or state income taxes is required. Its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

6. PRIOR PERIOD ADJUSTMENTS

A prior period adjustment was made to properly reflected the referral expense payable as of June 30, 2017. As a result, accounts payable and accrued expenses were restated from $2,522 to $11,522, causing a decrease in stockholder equity of $9,000.

A prior period adjustment was made to properly reflected prepaid expense as of June 30, 2017. As a result, prepaid expense was restated from $0 to $2,500, causing an increase in stockholder equity of $2,500.

7. RELATED PARTIES

Multivista Securities LLC is solely owned by SP Anchor Holdings LLC. SP Anchor Holdings LLC is owned by Julia Y. Park and Victor T. Shum. During the year ended June 30, 2018, SP Anchor Holding LLC made a $50,000 capital contribution. Included in related party receivable at June 30, 2018, is $300 for annual state fees the company paid on behalf of the parent.

8. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

9. COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2018 the Company had no financial instruments with off balance sheet risk of a material nature.

The Company advises that there is no litigation of a material nature pending against the Company.

10. CONCENTRATION OF CREDIT RISK

At June 30, 2018, one customer accounted for 100% of the placement fee revenue. The Company has not experienced any losses in such accounts.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 28, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

MULTIVISTA SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2018

NET CAPITAL:	
Total Member's equity	$ 32,782
Deductions and/or charges:	
Non-allowable assets:	(2,800)
Net capital before haircuts on securities positions	29,982
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 29,982
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 14,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 973
Minimum net capital required	$ 5,000
Excess net capital	$ 24,982
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 23,982
Percentage of aggregate indebtedness to net capital is	49%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2018)	
Net Capital, as reported in Company's Part IIA Focus Report (unaudited)	$ 42,102
Audit Adjustments (net)	(12,120)
Net Capital, per June 30, 2018 audit report, as filed	$ 29,982

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Multivista Securities LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Multivista Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Multivista Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Multivista Securities LLC stated that Multivista Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Multivista Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Multivista Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 28, 2018

multivistasecurities

575 Madison Avenue,
23rd Floor
New York, NY 10022
www.multivistasec.com

Assertions Regarding Exemption Provisions

We, as members of management of Multivista Securities, LLC. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 30, 2018.

Multivista Securities, LLC

By: ______________________

Julia Park, CEO

August 28, 2018